[LIVE]
[SUBMISSION-CONTACT]
[NAME]     NICK SANTINI
[PHONE]     (416) 777-6134
[FILER]

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

Report of a Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934



For the month(s) of: January 1, 1997 to December 31, 1997


NEWCOURT CREDIT GROUP INC.

BCE Place, 181 Bay Street
Suite 3500, P.O. Box 827
Toronto, Ontario
Canada, M5J 2T3


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

		Form 20-F	/ /			Form 40-F	   /X/

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

		Yes	/ /				No		    /X/

 [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)]

		82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  March 20,1998			NEWCOURT CREDIT GROUP INC.


By: John P. Stevenson
Corporate Secretary

NEWCOURT CREDIT GROUP INC.


MANAGEMENT INFORMATION CIRCULAR


For the Annual General and Special Meeting of Shareholders to be held on March 25, 1998


PROXIES

Solicitation of Proxies

This management information circular (the "Information Circular") is furnished in connection with the solicitation of proxies by the management of Newcourt Credit Group Inc. (the "Corporation") for use at the Annual General and Special Meeting of Shareholders of the Corporation to be held on Wednesday, March 25, 1998 at 10:00 a.m. (Toronto time), and at any adjournment thereof (the "Meeting"), for the purposes set forth in the Notice of Meeting. The costs incurred in the preparation and mailing of the form of proxy, Notice of Meeting and the Information Circular will be borne by the Corporation. In addition to the use of mail, proxies may be solicited by personal interviews or by other means of communication or by directors, officers and employees of the Corporation, who will not be remunerated therefor.

No person is authorized to give any information or to make any representation with respect to the matters contained in this Information Circular other than that information or those representations set out herein, and, if given or made, such information or representations must not be relied upon as having been authorized.

Appointment Of Proxies

The persons named in the enclosed form of proxy are directors or officers of the Corporation. A shareholder submitting a proxy has the right to appoint a person (who need not be a shareholder of the Corporation) to represent him, her or it at the Meeting. To exercise this right, the shareholder should insert the name of the desired representative in the blank space provided in the form of proxy, or submit another appropriate proxy.

Proxies must be delivered not less than 48 hours before the time of the Meeting at the office of Montreal Trust Company of Canada, Stock Transfer Department, 151 Front Street West, 8th Floor, Toronto, Ontario, M5J 2N1, or to the attention of the Corporate Secretary at the registered office of the Corporation, Suite 3500, BCE Place, 181 Bay Street, P.O. Box 827, Toronto, Ontario, M5J 2T3.

The instrument appointing a proxy shall be in writing and shall be executed by the shareholder or his, her or its attorney authorized in writing or, if the shareholder is a Corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

Revocability of Proxy

A shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Meeting, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholder or his, her or its attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited either to the attention of the Corporate Secretary at the registered office of the Corporation at any time up to and including the last business day before the Meeting at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting prior to the start of the Meeting.

Confidentiality of Voting

Under normal circumstances, confidentiality of voting is maintained by virtue of the fact that proxies and votes are tabulated by the Corporation's transfer agent. However, such confidentiality may be lost as to any proxy or ballot if a question arises as to validity or revocation or any other like matter of a legal nature. Loss of confidentiality may also occur if the Board of Directors decides that disclosure is in the interest of the Corporation or its shareholders. Complete confidentiality may be secured by the shareholder registering his, her or its shares in the name of a nominee.

Exercise of Discretion By Proxy

The common shares of the Corporation (the "Common Shares") represented by proxy in favour of management will be voted by management for or against, or withheld from voting, on any poll or ballot at the Meeting and where the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted for or against, or withheld from voting, on any poll or ballot in accordance with the specification so made.

In the absence of such specification, such Common Shares will be voted in favour of the matters to be acted upon as set out herein. The persons appointed under the form of proxy furnished by the Corporation are conferred with discretionary authority with respect to amendments to or variations of those matters specified in the form of proxy and Notice of Meeting and with respect to any other matters which may properly be brought before the Meeting. At the date of this Information Circular, management of the Corporation knows of no such amendment, variation or other matter.

INFORMATION CONCERNING THE CORPORATION

Voting Shares and Principal Holders Thereof

The Corporation is authorized to issue an unlimited number of Common
Shares and Special Shares.  As at December 31, 1997, 83,070,958 Common
Shares of the Corporation were issued and outstanding. As at the date of this Information Circular, 139,277,405 Common Shares of the Corporation were issued and outstanding and no Special Shares were issued and outstanding.
Each Common Share is entitled to one vote per share.

The Board of Directors has determined that any person holding Common
Shares of record as of 5:00 p.m. (Toronto time) on Monday, February 16, 1998 shall be entitled to vote such Common Shares at the Meeting, except to the extent that the person has transferred the ownership of his, her or its Common Shares after 5:00 p.m. (Toronto time) on February 16, 1998 and the transferee of those Common Shares establishes that he, she or it owns the Common Shares and requests, no later than ten (10) days before the Meeting, to be included in the list of those entitled to vote at the Meeting, in which case the transferee shall be entitled to vote those Common Shares at the Meeting.

To the knowledge of the directors and officers of the Corporation, as of the date hereof, the following persons, own beneficially, either directly or indirectly, or exercise control or direction over, Common Shares carrying more than 10% of the votes attached to the Common Shares as a class:

SHAREHOLDERS OWNING COMMON SHARES CARRYING MORE THAN
TEN PER CENT OF THE VOTES ATTACHED TO THE COMMON SHARES AS
A CLASS


Shareholder                        Number of Common    % of Total issued
                                                       Shares and Outstanding
                                                       Common Shares
Hercules Holdings (Cayman) Limited    17,633,857         12.7
AIC Group of Funds                    14,511,000         10.4
Canadian Imperial Bank of Commerce    14,067,962         10.1


The directors and senior executive officers of the Corporation (collectively, the "Insiders"), as a group beneficially own, directly or indirectly, 8,358,719 Common Shares, representing 6.0% of the Common Shares outstanding as at the date of this Information Circular.

Of the Common Shares beneficially owned, directly or indirectly, by the Insiders of the Corporation, 1,882,396 Common Shares (the "Escrowed Shares"), representing 1.4% of the Common Shares outstanding as at the date hereof, are presently deposited with the Montreal Trust Company of Canada ("Montreal Trust"), as escrow agent, pursuant to an escrow agreement dated February 11, 1994 as amended by an escrow amending agreement dated
December 12, 1995 (collectively, the "Escrow Agreement") among the Corporation, Cameron Capital Corporation ("Cameron Capital") (the holding company of Steven K. Hudson), A&A Capital Limited ("A&A Capital") (the holding company of Bradley D. Nullmeyer), M&S Capital Limited ("M&S Capital") (the holding company of David D. McKerroll), Thomas R. Allen,
The Mutual Life Assurance Company of Canada (the "Mutual Group"), and Canadian Imperial Bank of Commerce ("CIBC"), as lender to Cameron
Capital, A&A Capital and M&S Capital.

The Escrow Agreement provides for the release of the Escrowed Shares as follows: 10% of the Escrowed Shares were released on November 11, 1994; a further 20% of such shares were released on each of November 11, 1995, November 11, 1996, and November 11, 1997; and the remaining 30% will be released on November 11, 1998.

The Escrowed Shares may not be transferred within escrow, released from escrow or otherwise dealt with prior to the above dates without the prior express consent in writing of the Ontario Securities Commission and of the Commission des valeurs mobiliores du Quebec. The Escrowed Shares may be pledged as security for in debtedness to certain financial institutions, subject to the terms of the Escrow Agreement. The Escrowed Shares owned by each of Cameron Capital, A&A Capital and M&S Capital have been pledged to CIBC, as security for indebtedness of such persons to CIBC.

The Mutual Group, CIBC, Hercules Holdings (Cayman) Limited
("Hercules"), Cameron Capital Corporation, A&A Capital Limited and M&S Capital Limited (together, the "Principal Shareholders") entered into an amended and restated shareholders' agreement (the "Shareholders'
Agreement") on November 17, 1997.  Pursuant to the Shareholders'
Agreement, the Principal Shareholders agreed to nominate and, with the exception of Hercules, agreed to exercise the voting rights attached to the Common Shares owned by them in favour of a board of directors of the Corporation comprising: two (2) nominees of The Mutual Group; two (2) nominees of CIBC; two (2) nominees of Hercules; three (3) employees of the Corporation to be selected by Messrs. Hudson, Nullmeyer and McKerroll
(the "Management Shareholders"); and, a majority of nominees who are independent of the Corporation. The Management Shareholders also agreed in the Shareholders' Agreement that they will own, directly or indirectly, an aggregate of not less than 3,500,000 Common Shares.


CORPORATE GOVERNANCE

Overview

The Toronto Stock Exchange (the "TSE") has issued a series of guidelines for effective corporate governance of publicly traded corporations (the "TSE Guidelines") which, although not mandatory, contain recommendations with respect to the constitution of boards of directors and committees of the board, their functions, their independence from management and other procedures for ensuring sound corporate governance. The TSE has also adopted as a listing requirement that disclosure be made by each listed company of its corporate governance system with reference to the TSE Guidelines. In compliance with this listing requirement, the following describes the Corporation's corporate governance practices and the policies of the Board of Directors to ensure on-going continued compliance with the guidelines.

The Board of Directors and senior management of the Corporation consider good corporate governance to be central to the effective and efficient operation of the Corporation and enhancement of shareholder value. Early in 1994, the Board of Directors reviewed its corporate governance practices which had evolved over many years with the view of adopting a corporate governance policy in compliance with the recommendations of the TSE Guidelines. The Board of Directors formally adopted such a policy on February 1, 1995 and extended the mandate of the Compensation and Conduct Review Committee of the Board of Directors to monitor all on-going aspects of the Corporation's corporate governance policies and procedures.

Composition of the Board of Directors

A principal recommendation of the TSE Guidelines is that boards of directors, and each of the committees thereof, of publicly traded corporations be comprised of a majority of outside and unrelated directors. Twelve (12) directors were elected at the Annual General and Special Meeting of Shareholders of the Corporation held on March 25, 1997 and three (3) directors were appointed by the Board of Directors during 1997. The three
(3) additional directors appointed by the Board of Directors during 1997 were: Gerald E. Beasley, Senior Executive Vice President, Risk
Management, CIBC; Richard E. Venn, Chairman and Chief Executive
Officer, CIBC Wood Gundy Securities Inc.; and, Edwin F. Hawken, formerly President and Chief Executive Officer of Commcorp Financial Services Inc.
Of the fifteen (15) directors who held office during 1997, eleven (11) would be considered to be unrelated directors within the meaning of the TSE Guidelines as they were "independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding". The remaining four (4) directors were: David J. Sharpless, Chairman of the Board of Directors; Steven K. Hudson, President and Chief Executive Officer; Bradley D. Nullmeyer,
Executive Vice President; and David D. McKerroll, Executive Vice President.

The Articles of the Corporation provide that the Corporation shall have a Board of Directors consisting of a minimum of ten (10) and a maximum of twenty (20) directors. On April 18, 1995, the shareholders of the Corporation approved a special resolution empowering the Board of Directors to determine the number of directors of the Corporation from time to time, within these minimum and maximum limitations and subject to applicable law. The TSE Guidelines recommends that boards of directors examine their size and, with a view to determining the impact of the number of directors upon effectiveness, undertake, where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision making. The Board of Directors has considered this recommendation and has determined that a number not exceeding twenty
(20) is the optimum number of members for the Board of Directors for the ensuing year.

Mandate of The Board of Directors

The Board of Directors has the duty to supervise the management of the Corporation's business and affairs pursuant to the powers vested in it by the Business Corporations Act (Ontario) with the objective of maintaining the strength and integrity of the Corporation. In order to fulfil its mandate, the Board of Directors, and each committee of the Board, meets regularly on a quarterly basis and holds additional meetings whenever appropriate to consider particular issues.

In furtherance of its duties and responsibilities, the Board of Directors: (a) oversees the Corporation's overall strategic planning process and annual business plan and monitors the implementation of the short and long term objectives of the Corporation; (b) directly, and through the Investment Committee, reviews and assesses the principal risks arising from or incidental to the business activities of the Corporation and the on-going management of such risks; (c) directly, through the Audit Committee and through the Corporation's external auditors, monitors and assesses the Corporation's internal control and management information systems and approves the Annual consolidated financial statements of the Corporation and

Management's Discussion and Analysis of such financial results as contained in the Corporation's Annual Report to Shareholders; (d) appoints the senior executives of the Corporation; (e) directly, through the Compensation and Conduct Review Committee and with the assistance of external human resources consultants, reviews the performance of senior executives in light of achievement of business objectives and profit targets and enhancing return on shareholders' equity, and approves the compensation of senior executives;
(f) oversees the Corporation's public communications policies and procedures, including disclosure of material information, investor relations and shareholder communications; and (g) establishes and oversees the mandate of all committees of the Board and appoints the members to serve on such committees. All major decisions affecting the business and affairs of the Corporation, including all major decisions of each committee of the Board, are subject to ratification and approval by the Board of Directors.

Chairman of The Board of Directors

David J. Sharpless was appointed Chairman of the Board on March 25, 1997, and held this position until February 4, 1998, at which time the Board of Directors appointed David F. Banks as Chairman and Mr. Sharpless as
Deputy Chairman. During his tenure as Chairman, Mr. Sharpless also served as Chairman of the Executive Committee and as a member of both the Compensation and Conduct Review Committee and the Long Range
Planning Committee. In his capacity as Deputy Chairman, Mr. Sharpless will continue to assist in corporate matters and will assume responsibility for managing the Corporation's international operations and significant joint ventures.

The Chairman of the Board is responsible for ensuring that appropriate structures and procedures are in place to facilitate the functioning of the Board, and committees of the Board, independently of management. In this regard, the Chairman, with the assistance of the Secretary of the Corporation who reports directly to the Chairman, determines the agenda of all meetings of the Board and supervises the agenda of all committees of the Board. The Chairman of the Board is also responsible for monitoring and evaluating the effectiveness of the Board, the committees of the Board and individual directors and serves as Chairman of the Executive Committee acting as a nominating committee for the purpose of selecting nominees to serve as directors of the Corporation.

Committees of The Board of Directors

The Board of Directors has established five committees of the Board to assist it in fulfilling its mandate and in order to permit directors to devote the necessary expertise and resources to particular areas. These committees include the Executive Committee, the Audit Committee, the Compensation and Conduct Review Committee, the Long Range Planning Committee and the Investment Committee. In compliance with the TSE Guidelines, all of the members of the Audit Committee are unrelated directors and a majority of the members of each of the other four committees consists of unrelated directors. During 1997, with the exception of the Executive Committee and the Investment Committee, the Chairmen of which were David J. Sharpless and Steven K. Hudson, respectively, the Chairman of each of the committees was an unrelated director. All committees of the Board of Directors meet independently of management when required.

During 1997, the Executive Committee was comprised of five (5) directors, three (3) of whom were unrelated directors as defined in the TSE Guidelines. The remaining members were David J. Sharpless, Chairman of the Board of Directors and Steven K. Hudson, President and Chief Executive Officer of the Corporation. The Chairman of the Executive Committee during 1997 was David J. Sharpless. The Executive Committee meets only on an as-required basis when the full Board is not in session and is responsible for advising executive management on specific business and managerial issues, such as sensitive or strategic matters and special risk situations, as they arise. Acting as the nominating committee, the Executive Committee also establishes the criteria and procedures for the selection of nominees for election to the Board of Directors. As the Executive Committee does not exercise all of the powers of the Board, its recommendations are referred to the Board for approval.

During 1997, the Audit Committee was comprised of four (4) directors, all of whom were unrelated directors. Bruce I. Robertson was the Chairman of the Audit Committee. The Audit Committee meets regularly following each financial quarter and by special meeting if required. Its responsibilities include the review of the Corporation's external audit plan, internal auditing process, accounting standards and practices, financial information and accounting systems, internal control and data security procedures, financial risk management, and the financial reporting and statements of the Corporation.
The Audit Committee communicates directly with the Corporation's external auditors and meets with the external auditors, in the absence of management, at each quarterly meeting of the Audit Committee.

During 1997, the Compensation and Conduct Review Committee was comprised of five (5) directors, three (3) of whom were unrelated directors. The remaining two (2) members were David J. Sharpless, and David D. McKerroll, Executive Vice President of the Corporation. Paul G. Morton was the Chairman of the Committee. The Compensation and Conduct
Review Committee meets regularly following each financial quarter and by special meeting if required. This Committee also serves as a corporate governance committee with the mandate to enhance the Corporation's corporate governance procedures through a continuing assessment of those procedures and the formation of corporate governance policy recommendations to the Board of Directors. Its responsibilities include the review of transactions with related parties of the Corporation and the on-going monitoring of the Corporation's procedures with respect to conflicts of interest, disclosure of information, customer complaints and business ethics. The Compensation and Conduct Review Committee reviews, at least annually, the succession plan for the President and Chief Executive Officer and senior officers of the Corporation and the general human resources policies and procedures of the Corporation. This Committee also reviews, at least annually, the performance of the President and Chief Executive Officer and senior officers and, with the assistance of external human resources consultants, reviews and recommends to the Board for approval, the level and form of compensation of the President and Chief Executive Officer and senior officers and directors of the Corporation.

During 1997, the Long Range Planning Committee was comprised of five (5) directors, three (3) of whom were unrelated directors. The remaining two (2) members of the Committee were David J. Sharpless and Steven K. Hudson.
The Chairman of the Committee was William D. Walsh.  The mandate of the
Long Range Planning Committee is to identify factors such as market trends, political and socio-economic trends and national and international developments which are likely to influence the business and affairs of the Corporation and to recommend to the Board of Directors and senior management of the Corporation long term objectives and strategies in response to such factors.

During 1997, the Investment Committee was comprised of six (6) directors, four (4) of whom were unrelated directors. The remaining two (2) members were: Steven K. Hudson and, Bradley D. Nullmeyer, Executive Vice
President of the Corporation. The Investment Committee meets regularly, if required, every two weeks. Its responsibilities include the review, and recommendation for approval to the Board of Directors at least annually, of the Corporation's Credit Manual; which manual sets out the Corporation's credit philosophies, guidelines, underwriting procedures, portfolio management process, individual maximum credit exposures and credit authorization levels. The Investment Committee also regularly reviews and monitors the Corporation's investment and lending practices and results, including reviewing portfolio credit quality, diversification, domestic and international exposure, arrears and credit losses in excess of established limits.

Shareholder Communications

The Corporation's shareholder communication policy is, as noted above, subject to review at least annually by the Compensation and Conduct Review Committee. The fundamental objective of the shareholder communication policy is to ensure open, accessible and timely disclosure to all shareholders of information respecting the business, affairs and performance of the Corporation. This policy, in conjunction with the Corporation's policies and procedures with respect to confidentiality and securities trading, ensures that timely disclosure of all material information is completed in accordance with the requirements of applicable securities legislation and other statutory obligations governing the disclosure of such information. To facilitate the effective and timely dissemination of information to all shareholders, the Corporation releases its information through newswire services, the general media, conferences with investment analysts and regular mailings to all shareholders.

REMUNERATION OF DIRECTORS AND OFFICERS

Compensation of Directors

The directors of the Corporation (other than the Chairman of the Board of Directors and those directors who are also officers of the Corporation or employees of The Mutual Group) received cash compensation during 1997 of $20,000 per annum, plus $900 for each meeting of the Board of Directors, or of any committee thereof, attended. Each Chairman of a committee of the Board of Directors (other than the Chairman of the Board of Directors and those directors who are also officers of the Corporation or employees of The Mutual Group) received an additional cash compensation of $5,000 per annum. Fees paid to Gerald E. Beasley and Richard E. Venn were paid directly to CIBC and CIBC Wood Gundy Securities, Inc. ("CIBC Wood
Gundy") respectively. In addition to this cash compensation, on May 2, 1997, the Corporation granted to each director (other than the Chairman of the Board of Directors and those directors who are also officers of the Corporation or employees of The Mutual Group, CIBC and CIBC Wood
Gundy), pursuant to the Corporation's stock option plan (the "Option Plan"), an option to purchase 3,000 Common Shares, exercisable on or after May 2, 1999 up to and including May 2, 2007, at an exercise price of $26.00 per Common Share.

David J. Sharpless was appointed Chairman of the Board of Directors on March 25, 1997. Mr. Sharpless received cash compensation during 1997 of $558,000 and options to purchase 285,714 Common Shares exercisable as to twenty-five per cent (25%) on or after May 2, 1999; fifty per cent (50%) on or after May 2, 2000; seventy-five per cent (75%) on or after May 2, 2001; and, the remainder on or after May 2, 2002 at an option exercise price of $26.00 per Common Share.

On the recommendation of the Compensation and Conduct Review
Committee and the advice of independent compensation consultants, on February 4, 1998, the Board of Directors approved amendments to the Corporation's policy on remuneration of directors to provide that the annual compensation to be paid to directors of the Corporation (other than the Chairman of the Board and those directors who are also officers of the Corporation or employees of the Mutual Group, CIBC, CIBC Wood Gundy or Nomura International plc ("Nomura")) shall consist of 500 Common Shares of the Corporation. These Common Shares will be acquired on behalf of the director upon the direction of the recipient director through the facilities of the TSE. The annual compensation to be paid to directors who are also employees of the Mutual Group, CIBC, CIBC Wood Gundy or Nomura shall be paid in the form of the cash equivalent of such 500 Common Shares of the Corporation directly to the Mutual Group, CIBC, CIBC Wood Gundy or Nomura as the case may be. A fee of $900 for each meeting of the Board of Directors or Committee thereof attended, shall be paid to all directors (other than the Chairman of the Board of Directors and those directors who are also employees of the Corporation); which fee shall be paid directly to the Mutual Group, CIBC, CIBC Wood Gundy or Nomura, as the case may be, with respect to those directors who are also employees of such entities. The Board of Directors has also determined that directors (other than directors who are also employees of the Mutual Group, CIBC, CIBC Wood Gundy or Nomura) shall be required to hold a minimum of $250,000 of Common Shares following three (3) years of appointment to the Board of Directors.

The following table sets out the options held by all directors who are not also executive officers as a group.


OPTIONS HELD BY DIRECTORS WHO ARE NOT
ALSO EXECUTIVE OFFICERS AS A GROUP

                                     Number of                                            Market Price at
                                     Optioned Shares   Exercise Price   Date of Grant     Expiry Date
Options held by 6 directors who      18,000            26.00            26.00             May 2, 2007
are not also executive officers
as a group

Options held by 5 directors who      15,000            14.40            14.40             Feb. 23, 2001
are not also executive officers
as a group

Options held by 4 directors who      16,000             8.75             8.75             Feb. 23, 1998
are not also executive officers
as a group

Options held by 2 directors who      15,600             6.75             6.75             Feb. 23, 1998
are not also executive officers
as a group

Options held by 1 director who       30,000             7.75             7.75             Feb. 23, 1998
is not also an executive officer     20,000            24.25            24.25             Feb. 6, 2007

Notes:	(1)	An aggregate of 565,940 Common Shares of the Corporation are owned by such  directors who are not also executive officers as a group.

Compensation of Executive Officers

The following table sets forth all compensation paid to the Chief Executive Officer of the Corporation and each of the next four highest paid executive officers (collectively, the "Named Executive Officers") for the fiscal year ended December 31, 1997 and for the two prior fiscal years ended December 31, 1996 and December 31, 1995.

                                  SUMMARY COMPENSATION TABLE
                                     FOR THE YEARS ENDED
                 DECEMBER 31, 1997, DECEMBER 31, 1996 AND DECEMBER 31, 1995

                                        Annual                                   Long-Term
                                    Compensation                                 Compensation

                                                              Other Annual       Common Shares
Name and Principal Position  Year      Salary     Bonus       Compensation<Fn1>  Under Option
                                      ($)         ($)         ($)                (#)
Steven K. Hudson             1997      114,500     2,081,000  59,171             285,714
Chief Executive Officer      1996      114,500     2,775,000  19,144             nil
                             1995       95,000     1,553,000  24,471             nil

Bradley D. Nullmeyer         1997       94,500     1,385,000  20,902             285,714
President, Newcourt Financial1996       94,500     1,629,000  24,234             nil
                             1995       75,000       906,000  18,771             nil

David D. McKerroll           1997       94,500     1,324,000  24,313             285,714
President, Newcourt Capital  1996       94,500     1,558,000  24,209             nil
                             1995       75,000       781,000  19,765             nil

Borden D. Rosiak             1997      294,500       619,000  23,631             285,714
Executive Vice President     1996      294,500       764,000  21,343              40,000
                             1995      125,000       350,000  10,479              27,500

Daniel A. Jauernig           1997       75,000       670,000   5,020             285,714
President, Newcourt Services 1996       75,000       670,000   7,949              80,000
and Chief Financial Officer  1995       75,000       350,000   7,686              20,000

<Fn1> Other Annual Compensation includes a car allowance, life insurance, health benefits and vacation pay.
</Fn1>
<Fn2>  On February 4, 1998 each of Messrs. Nullmeyer, McKerroll, Rosiak and
Jauernig were appointed by the Board of Directors to their respective positions shown above. During 1997, Mr. Hudson occupied the position of President and Chief Executive Officer; each of Messrs. Nullmeyer and
McKerroll occupied the position of Executive Vice President; Mr. Rosiak occupied the position of Executive Vice President and Chief Financial Officer;
and, Mr. Jauernig occupied the position of Senior Vice President and Treasurer.
</Fn2>

The following table sets out the individual grants of options to purchase Common Shares of the Corporation made during the year ended December 31, 1997 to each of the Named Executive Officers pursuant to the Option Plan.

                                         OPTIONS GRANTED DURING THE YEAR
                                             ENDED DECEMBER 31, 1997
                                                                           Market Value
                                Common                                     of Common
                                Shares      % of Total                     Shares
                                Under       Options Granted      Exercise  Underlying
Name and                       Options     Employees in the      Price     Options         Expiration
Principal Position           Granted<Fn1>  Financial Year<Fn2>             Date of Grant   Date
                               (#)        (%)                    ($)       ($)
Steven K. Hudson               285,714    11.2                   26.00     26.00           May 2, 2007
Chief Executive Officer

Bradley D. Nullmeyer           285,714    11.2                   26.00     26.00           May 2, 2007
President, Newcourt Financial

David D. McKerroll             285,714    11.2                   26.00     26.00          May 2, 2007
President, Newcourt Capital

Borden D. Rosiak               285,714    11.2                   26.00     26.00          May 2, 2007
Executive Vice President

Daniel A. Jauernig             285,714    11.2                   26.00     26.00          May 2, 2007
President, Newcourt Services
and Chief Financial Officer

<Fn1>  These options were issued on May 2, 1997 pursuant to the Option Plan.
During 1997, the Corporation granted options to purchase in the aggregate
2,557,298 Common Shares, which options are exercisable as to twenty-five per cent (25%) on or after May 2, 1999; fifty per cent (50%) on or after May 2, 2000; seventy-five per cent (75%) on or after May 2, 2001; and, the remainder on or after May 2, 2002.
</Fn1>

<Fn2>  The percentage of total options granted in 1997 represents the number of options issued to the Named Executive Officer expressed as a percentage of the total number of all options issued during the year ended December 31, 1997.
</Fn2>
<Fn3>  As of the date of this Information Circular:
* Steven K. Hudson beneficially owns, directly or indirectly, an aggregate of 3,645,389 Common Shares;
* Bradley D. Nullmeyer beneficially owns, directly or indirectly, an aggregate of 1,936,215 Common Shares;
* David D. McKerroll beneficially owns, directly or indirectly, an aggregate of 1,545,697 Common Shares;
* Borden D. Rosiak beneficially owns, directly or indirectly, an aggregate of 115,110 Common Shares; and
* Daniel A. Jauernig beneficially owns, directly or indirectly, an aggregate of 336,566 Common Shares.
</Fn3>

The following table sets out the value of options to acquire Common Shares held by the Named Executive Officers as at December 31, 1997.


                                          AGGREGATED OPTION EXERCISES AND
                                            VALUE OF OUTSTANDING OPTIONS
                                               AS AT DECEMBER 31, 1997

                          Common
                          Shares
                         Acquired O    Aggregate      Unexercised Options to   Value of Unexercised in the
Name and                 Exercise O       Value       Acquire Common Shares    Money Options as at
Principal Position        Options      Realized<Fn1>  as at December 31, 1997  December 31, 1997<Fn5>
                         (#)           ($)            (#)                              ($)
                                                    Exercisable  Unexercisable Exercisable     Unexercisable
Steven K. Hudson         nil           nil            nil          285,714     nil             6,242,851
Chief Executive Officer

Bradley D. Nullmeyer     204,896<Fn2>  8,794,136      nil          285,714     nil             6,242,851
President,                      <Fn3>
Newcourt Financial        98,000<Fn2>  2,696,960

David D. McKerroll       183,728<Fn2>  7,885,605      nil          285,714     nil             6,242,851
President,                      <Fn3>
Newcourt Capital          77,500<Fn2>  2,132,800

Borden D. Rosiak         nil           nil            54,167       299,047     2,058,762       6,720,839
Executive Vice President

Daniel A. Jauernig        20,000<Fn4>    768,000      67,333       312,381     2,487,388       7,198,863
President,                 4,000<Fn4>    157,600
Newcourt Services
and Chief Financial Officer

<Fn1>  Based on the difference between the market value per Common Share as at the date of exercise as quoted on the Toronto Stock Exchange and the exercise price per Common Share underlying the option.
</Fn1>
<Fn2>  If not exercised during this period, these options would otherwise have expired on November 19, 1997.
</Fn2>
<Fn3>  The Common Shares underlying these options are beneficially owned by
Messrs. Nullmeyer and McKerroll, respectively, as of the date hereof.
</Fn3>
<Fn4>  If not exercised during this period, these options would otherwise have expired on February 23, 1998.
</Fn4>
<Fn5>  Based on the difference between the market value per Common Share as at
December 31, 1997 as quoted on The Toronto Stock Exchange and the exercise price per Common Share underlying the option.
</Fn5>

Compensation and Conduct Review Committee

During the year ended December 31, 1997, the following individuals served as members of the Compensation and Conduct Review Committee (the
"Committee"): Paul G. Morton, Chairman of the Committee, David J. Sharpless, Ronald A. McKinlay, Dr. Steven C. Small and David D.
McKerroll. The Chairman of the Committee and all of the members of the Committee, other than David J. Sharpless, were, for the purposes of the TSE Guidelines, outside and unrelated directors.

Report on Executive Compensation

As discussed above under the heading "Corporate Governance", the Committee is responsible for reviewing and monitoring the compensation policies of the Corporation to ensure that the Corporation is able to recruit, retain and motivate competent employees who are capable of implementing the strategies and achieving the objectives of the Corporation. In furtherance of this mandate, the Committee met on six (6) occasions during 1997 to review, among other things, management compensation policies and practices and strategies and developmental activities relating to the implementation of a management succession plan. The Committee also has a specific mandate to review, and recommend to the Board of Directors for approval, the compensation of the Chairman, directors, executive officers, including the Named Executive Officers, and other employees of the Corporation. At its meeting on February 3, 1998, the Committee, with the advice of independent consultants, recommended that the annual fee paid be paid in the form of 500 Common Shares of the Corporation to directors of the Corporation other than the Chairman of the Board of Directors and those directors who are also officers of the Corporation or employees of the Mutual Group, CIBC, CIBC Wood Gundy or Nomura, and should be paid in the form of cash directly to the Mutual Group, CIBC, CIBC Wood Gundy and Nomura with respect to those directors who are also employees of such entities. The Common Shares to be paid to the foregoing directors shall be purchased pursuant to the direction of such directors through the facilities of the TSE. This recommendation was approved by the Board of Directors on February 4, 1998.

Steven K. Hudson provides information to the Committee, makes recommendations on compensation policy matters generally and on the compensation of the Named Executive Officers, but does not participate in and is not present during discussions regarding the determination of his own compensation arrangements. In 1997 the Board approved the extension of existing employment and compensation agreements with four of the Named Executive Officers, Steven K. Hudson, Bradley D. Nullmeyer, David D.
McKerroll and Borden D. Rosiak, which terminated on December 31, 1997.
The employment agreements provided for a bonus plan for the years ended December 31, 1996 and December 31, 1997. Under the plan, bonus entitlement is calculated by reference to the amount by which the pre-tax income of the Corporation exceeds certain pre-established targets. At its meeting on February 4, 1998, the Board of Directors approved new employment and compensation agreements with each of the four Named
Executive Officers on substantially the same terms and conditions as the existing agreements and approved employment and compensation agreements with each of David F. Banks and Daniel A. Jauernig on comparable terms and conditions to those of the employment and compensation agreements with the four Named Executive Officers.

For the purposes of assisting the Committee in its review of executive compensation matters generally and the terms and conditions of the employment contracts with each of the Named Executive Officers, the Corporation retains the services of external compensation consultants.
During 1997, the consultants provided advice to the Committee on the Corporation's compensation policies generally as they apply to all employees, and with comparative compensation data with respect to executive compensation and directors compensation paid by financial services ompanies of similar size in North America with performance-based executive and director compensation policies. The compensation of all senior officers, including the Named Executive Officers, but excluding senior officers and other employees involved in credit adjudication and loan management, are consistent with the Corporation's principles and policies underlying employee compensation generally in establishing a low to moderate base salary coupled with a bonus based on the individual officer's contribution to the achievement of the Corporation's financial objectives.


Presented by the Compensation and Conduct Review Committee

Paul G. Morton, Chairman
David D. McKerroll
Ronald A. McKinlay
David J. Sharpless
Dr. Steven C. Small

Indebtedness of Directors and Officers

As at December 31, 1997, there was no outstanding indebtedness to the Corporation from any officer or director, or former officer or director of the Corporation, or any associate of any of the foregoing, under securities purchase or other programs.

Stock Option Plan

On February 4, 1998, the Board of Directors approved an amendment to the Corporation's stock option plan (the "Option Plan") to provide that, in the event that an offer is made to acquire more than fifty (50) per cent of the issued and outstanding Common Shares of the Corporation by a single shareholder, or shareholders acting in concert, all of the issued and outstanding options under the Option Plan shall be deemed to be exercisable. This amendment is subject to regulatory approval.

Share Performance Graph

The Corporation's Common Shares were listed on The Toronto Stock
Exchange (the "TSE") and the Montreal Exchange (the "ME") on March 28, 1994 and listed on the New York Stock Exchange (the "NYSE") on April 22, 1997. The following graph shows changes in the value of $100 invested in the Corporation's Common Shares and in the TSE 300 Total Return Index, from the time of listing to December 31, 1997.


                               SHARE PERFORMANCE GRAPH
          Total Shareholder Return on $100 investment (dividends reinvested) for the period March 28, 1994 to December 31, 1997

                         Common Shares         TSE 300 Total
                      of the Corporation        Return Index
March 28, 1994        100.00                   100.00
December 30, 1994     115.94                    96.00
December 29, 1995     158.03                   109.00
December 31, 1996     360.74                   141.00
December 31, 1997     732.95                   162.00


Directors' and Officers' Insurance

The Corporation maintains directors' and officers' liability insurance with an aggregate annual limit of liability of U.S.$40 million. The premium paid during the year ended December 31, 1997 for this insurance coverage for both directors and officers was U.S.$215,000 in the aggregate. Under this insurance coverage the Corporation, subject to a U.S.$500,000 deductible, is reimbursed for payments made to directors or officers of the Corporation required or permitted by law or under provisions of the by-laws of the Corporation as indemnity for loss, including legal costs, arising from acts, errors or omissions done or committed by officers or directors in the course of their duties.

MATTERS TO BE ACTED UPON AT THE MEETING

Election of Directors

The Board of Directors has fixed the number of directors to be elected at the Meeting at seventeen (17) directors. At the Meeting, shareholders will be asked to elect seventeen (17) directors to serve until the next annual meeting of shareholders of the Corporation or until their respective successors have been elected or appointed. In the absence of instructions to the contrary, the Common Shares represented by the enclosed form of proxy will be voted for the nominees herein listed.

Management does not contemplate that any of the nominees will be unable to serve as a director. In the event that prior to the Meeting, any vacancies occur in the slate of nominees herein listed, it is intended that discretionary authority shall be exercised by the person named in the proxy as nominee to vote the Common Shares represented by proxy for the election of another person or persons as directors.

Management nominees for the Board of Directors and information concerning them as furnished by the individual nominees are set out below.

<Caption
                               NOMINEES FOR THE BOARD OF DIRECTORS

                                                                                   Common Shares
Name And Municipality                                                              Held As At
of Residence                   Director Since     Principal Occupation             February 4, 1998

David F. Banks<Fn2><Fn4><Fn6>  February 4, 1998   Chairman of the Board, Formerly,    85,000
Toronto, Ontario                                  President and Chief Executive
                                                  Officer of AT&T Capital
                                                  Corporation

Steven K. Hudson<Fn2><Fn5><Fn6>June 30, 1984      Chief Executive Officer          3,645,389
Toronto, Ontario

Bradley D. Nullmeyer<Fn5>      February 1, 1991   President, Newcourt Financial    1,936,215
Toronto, Ontario

David D. McKerroll<Fn4>        April 18, 1995     President, Newcourt Capital      1,545,697
Toronto, Ontario

Thomas S. Axworthy<Fn6>        April 18, 1995     Adjunct Faculty in Public Policy,   26,500
Toronto, Ontario                                  John F. Kennedy School of
                                                  Government, Harvard University;
                                                  Executive Director, The CRB
                                                  Foundation (charitable foundation)

Gerald E. Beasley<Fn5>         October 31, 1997   Senior Executive Vice President,  Note 1
Mississauga, Ontario                              Risk Management, Canadian
                                                  Imperial Bank of Commerce

Guy Hands<Fn5>                 February 4, 1998   Managing Director, Principal      Note 1
Sevenoaks, England                                Finance Group, Nomura
                                                  International plc
                                                  (international investment bank)

Robert F. Kilimnik<Fn5><Fn6>  April 16, 1993      Vice President, Investments       Note 1
Waterloo, Ontario                                 The Mutual Group

David A. MacIntosh<Fn2><Fn3>  April 16, 1993      Executive Vice President          Note 1
Waterloo, Ontario                                 The Mutual Group

Ronald A. McKinlay<Fn2><Fn3> January 29, 1993     Retired. Formerly, Chairman of  36,300
Toronto, Ontario       <Fn4>                      the Board and Chairman of Canada
                                                  Deposit Insurance Corporation

Paul G. Morton<Fn4><Fn5>     April 18, 1995       President, Security Investment  89,000
Toronto, Ontario                                  Corporation Ltd. (private
                                                  investment firm)

Bruce I. Robertson<Fn3><Fn5> April 18, 1995       President of B.I. Robertson &   20,500
Toronto, Ontario                                  Associates Ltd. (asset management
                                                  firm)

David J. Sharpless           April 26, 1993       Deputy Chairman of the Board.   48,170
North York, Ontario                               Formerly, Senior Partner, Blake,
                                                  Cassels & Graydon (barristers &
                                                  solicitors)

Common Shares
Name And Municipality                                                               Held As At
of Residence                Director Since        Principal Occupation              February 4, 1998
Takumi Shibata               ___                  President, Nomura International plc  Note 1
London, England                                   (international investment bank)

Dr. Steven C. Small<Fn3>     April 18, 1995       Founder & Senior Partner of Dental   178,640
Toronto, Ontario   <Fn4>                          Anaesthesia Associates (dental/
                                                  anaesthesia practice); President,
                                                  Thorngard Capital Corporation
                                                  (merchant banking firm)

Richard E. Venn<Fn2>         October 31, 1997     Chairman and Chief Executive Officer Note 1
Toronto, Ontario                                  CIBC Wood Gundy Securities Inc.
                                                  (investment dealer)

William D. Walsh<Fn6>        December 14, 1993    General Partner, Sequoia Associates  215,000
Atherton, California                              (investment firm)

<Fn1>  Gerald E. Beasley and Richard E. Venn are nominees of CIBC which beneficially owns, directly or indirectly, 14,067,962 Common Shares; Guy
Hands and Takumi Shibata are nominees of Hercules which beneficially owns, directly or indirectly, 17,633,857 Common Shares; and David A. MacIntosh and
Robert F. Kilimnik are nominees of The Mutual Group which beneficially owns, directly or indirectly, 3,073,450 Common Shares, as at the date hereof.  As nominees of significant shareholders of the Corporation, each of the foregoing nominees is prohibited by the policies of their respective entities from owning Common Shares.
</Fn1>
<Fn2>  Member of the Executive Committee
</Fn2>
<Fn3>  Member of the Audit Committee
</Fn3>
<Fn4> Member of the Compensation and Conduct Review Committee
</Fn4>
<Fn5>  Member of the Investment Committee
</Fn5>
<Fn6>	Member of the Long Range Planning Committee
</Fn6>

The background of each of the nominees for the Board of Directors is described below:

* David F. Banks, Chairman, was appointed as Chairman of the Board of Directors on February 4, 1998 following the acquisition by the Corporation of AT&T Capital Corporation ("AT&T"). Prior to assuming the position of Chairman, Mr. Banks had served as President and Chief Executive Officer of AT&T since 1997. Mr. Banks has over twenty-five years of senior financial services experience in the United States and international markets. From 1994 to 1997 Mr. Banks served as Chief Executive Officer of Penna
Holdings plc and advisor to Nomura International plc, prior to which he served as Chief Financial Officer of General Atlantic Group Ltd.

* David J. Sharpless was appointed Deputy Chairman of the Board of
Directors on February 4, 1998 and served as Chairman of the Board of Directors of the Corporation from March 25, 1997 to February 4, 1998. As Deputy Chairman, Mr. Sharpless is responsible for managing the corporation's international operations and significant joint ventures. Mr. Sharpless also serves as Chairman of the Board of Directors of Dell Financial Services Inc. and has served as a director of the Corporation since 1993. Mr. Sharpless was a senior partner with the law firm of Blake, Cassels &
Graydon until January 31, 1997.

* Steven K. Hudson, Chief Executive Officer is a founding principal of the Corporation and has directed its development since 1984. Mr. Hudson has fifteen years of experience in the asset finance industry. He is Chairman of the Board of Directors of the Toronto Community Foundation and is a member of the Board of Directors of AGRA Inc., the Royal Ontario Museum Foundation and the St. Joseph's Health Centre Foundation of Toronto. He is a member of the Executive Committee of the Canadian Finance and Leasing Association and Director of the Foundation for Leasing Education. Mr.
Hudson is a chartered accountant.

* Bradley D. Nullmeyer, President of Newcourt Financial, is a founding principal of the Corporation and joined the Corporation in 1986. Mr. Nullmeyer is responsible for the overall management and direction of the Corporation's commercial finance business, known as Newcourt Financial. Mr. Nullmeyer is a chartered accountant.

* David D. McKerroll, President of Newcourt Capital, is a founding principal of the Corporation and joined the Corporation in 1987. Mr. McKerroll is responsible for the overall management and direction of the Corporation's corporate finance business known as Newcourt Capital. Mr. McKerroll is a chartered accountant.

* Thomas S. Axworthy is currently Executive Director of The CRB
Foundation in Montreal and an Adjunct Lecturer, John F. Kennedy School of Government, Harvard University, where he has held numerous appointments since 1984, and was formerly Principal Secretary to the Office of the Prime Minister.

* Gerald E. Beasley has served as Senior Executive Vice President, Risk Management of The Canadian Imperial Bank of Commerce ("CIBC") since 1994 and has been an officer of CIBC since 1968.

* Guy Hands has served as Managing Director and Principal Finance Group of Nomura International plc ("Nomura") since 1994. Prior to joining Nomura, Mr. Hands served as Head of Global Asset Structuring with
Goldman Sachs International, with whom he had served in various capacities since 1982.

* Robert F. Kilimnik has served as Vice President, Investments of The Mutual Group since 1991 and has been associated with The Mutual Group for over 20 years.

* David A. MacIntosh has served as Executive Vice President of The Mutual Group since 1987, has been associated with The Mutual Group since 1963 and is a director of a number of subsidiaries and affiliates of The Mutual Group.

* Ronald A. McKinlay served as Chairman of the Board from December 12, 1994 to March 25, 1997 and has been a director of the Corporation since 1993. Mr. McKinlay retired as Chairman of the Canada Deposit Insurance Corporation in December, 1991, having served in such position since 1985. For several years prior to 1985, Mr. McKinlay served as Chairman of The Clarkson Company Limited (now Ernst & Young Inc.).

* Paul G. Morton is President of Security Investment Corporation Ltd., co-founder and former President of Global Communications Limited and former Chairman of the Stadium Corporation of Ontario.

* Bruce I. Robertson is President of B.I. Robertson & Associates Ltd. which specializes in the management of real estate and mortgages on behalf of financial institutions and other clients, and was associated as a chartered accountant for over eleven years with a major firm of chartered accountants.

* Takumi Shibata has served as President of Nomura International plc ("Nomura") since 1997 and has been an officer of Nomura since 1976.

* Dr. Steven C. Small is a Doctor of Dental Surgery, Fellow of the American Dental Society of Anaesthesia, founder and senior partner of Dental Anaesthesia Associates and the President of Thorngard Capital Corporation, a private merchant banking and venture capital firm. Dr. Small is one of the founding shareholders of the Corporation.

* Richard E. Venn is Chairman and Chief Executive Officer of CIBC Wood Gundy Securities, Inc. ("CIBC Wood Gundy") and has served in various executive capacities with CIBC Wood Gundy since 1975.

* William D. Walsh is founder and general partner of Sequoia Associates, a private California investment firm established in 1982. Mr. Walsh is a director of a number of private and public Canadian and U.S. companies.

Appointment of Auditors

In the absence of contrary instructions, the Common Shares represented by the enclosed form of proxy will be voted in favour of the re-appointment of the firm of Ernst & Young, Chartered Accountants, of Toronto, Ontario, as auditors of the Corporation, to hold office until the next annual meeting of shareholders and to authorize the Board of Directors to fix their remuneration.

AMENDMENT TO THE STOCK OPTION PLAN

At the Meeting, shareholders will also be requested to consider and, if thought advisable, to pass, with or without amendment, a resolution (the "Resolution") approving an amendment to the Stock Option Plan of the Corporation dated May 2, 1997 (the "Option Plan") to increase the maximum number of Common Shares for which options may be granted under the Option Plan from 9,046,878 to 13,927,740. The text of the proposed
Resolution is attached as Appendix "A" and forms part of this Information Circular. Copies of the Option Plan are available for inspection at the registered head office of the Corporation and will be available on request at the Meeting.


Recommendation of the Board of Directors

Under the stock option policies of The Toronto Stock Exchange (the "TSE") and the Montreal Exchange (the "ME") which became effective in 1994
(together, the "Exchange Policies"), a stock option plan of a corporation, the shares of which are listed on the TSE and the ME, must specify a maximum number of shares issuable under the plan. Pursuant to the Exchange Policies and with the approval of both the TSE and the ME, on October 30, 1995 the Board of Directors determined that the maximum number of Common Shares for which options may be granted under the Option Plan should be fixed at 1,514,305 Common Shares, equal to approximately 8% of the aggregate number of 19,126,200 Common Shares and Special Shares of the Corporation then outstanding.

Upon the approval by the shareholders of the Corporation at the Annual General and Special Meeting of Shareholders held on March 25, 1997, the Option Plan was amended to provide that the maximum number of Common
Shares for which options may be granted under the Option Plan should be increased by 3,009,134 Common Shares (or 10% of the issued and outstanding Common Shares as at December 31, 1996) to 4,523,439. Upon the share subdivision, on a two (2)-for-one (1) basis, of the Corporation's Common Shares on April 14, 1997, the maximum number of Common
Shares for which options may be granted under the Option Plan is 9,046,878 or approximately 6.5% of the issued and outstanding Common Shares as of the date hereof. As at the date of this Information Circular, options to purchase an aggregate of 6,106,052 Common Shares have been issued, leaving 2,940,826 Common Shares (or 2.1% of the issued and outstanding Common Shares) currently remaining reserved for issuance under the Option Plan.

As noted under the heading "Voting Shares and Principal Holders Thereof", 139,277,405 Common Shares and no Special Shares are issued and outstanding as of the date of this Information Circular. Accordingly, if the shareholders approve the Resolution authorizing the amendment to the Option Plan to provide that the maximum number of Common Shares for which options may be granted under the Option Plan shall be 13,927,740
Common Shares, the maximum number of Common Shares issuable under the amended Option Plan would be 7,821,688 or 5.6% of the issued and outstanding Common Shares as at February 4, 1998.

The Board of Directors is of the view that an integral component of the Corporation's success to date has been both the Corporation's performance-based compensation policy and high levels of employee Common Share purchase ownership. Currently, approximately twelve (12) million Common Shares (or approximately 9% of the issued and outstanding Common Shares as of the date hereof) have been purchased by employees, including officers and directors, of the Corporation. To encourage continued high levels of employee share purchase ownership such that the interests of employees of the Corporation remain closely aligned with the interests of its shareholders, and to recognize outstanding contributions by employees at all levels of the Corporation, the Board of Directors has adopted an option allocation policy which provides that options will be:

* granted only to employees who have purchased a substantial amount of Common Shares relative to the individual employee's net worth;

* granted to recognize outstanding contributions by employees of the Corporation;

* widely dispersed throughout all levels of the Corporation;

* granted on terms that provide that 25% of the options may be exercised two
(2) years after the initial grant and an additional 25% thereafter for each of the subsequent three (3) years; and

* issued at such times when the issuance will minimize dilution to equity.

With the acquisition in late 1997 of Commcorp Financial Services Inc., the Business Technology Division of Lloyds Bowmaker and AT&T Capital
Corporation and the corresponding increase of an additional 109,128,371 issued and outstanding Common Shares of the Corporation since the last annual general meeting of shareholders, the Corporation has grown substantially to become the world's largest independent non-bank financial institution. The Board of Directors is of the view that it is essential that its current employee compensation policies, which have proven so successful in the past, should be continued to ensure that the interests of all of the employees of the Corporation remain closely aligned with those of its shareholders. In that regard, the Board of Directors of the Corporation is recommending that shareholders approve that the Option Plan be amended to provide the maximum number of Common Shares for which options may be granted under the Option Plan shall be 13,927,740 Common Shares.

Votes Required to Pass the Resolution

The Resolution authorizing the proposed amendment to the Option Plan permitting up to 13,927,740 Common Shares to be issued under the Option
Plan is required to be approved by a majority of votes cast by the shareholders present in person or represented by proxy at the Meeting excluding votes cast by Insiders of the Corporation (as defined herein). The number of votes attaching to the Common Shares that, to the Corporation's knowledge at the date hereof, will not be counted for the purpose of determining whether the required level of shareholder approval has been obtained, is 8,358,719 common Shares. Unless otherwise directed, the Common Shares represented by the enclosed form of proxy will be voted in favour of the Resolution to amend the Option Plan.

INTEREST OF CERTAIN PERSONS AND COMPANIES
IN MATTERS TO BE ACTED UPON

Management is not aware of any material interest of any director or officer or anyone who has held office as such since the beginning of the Corporation's last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting, except as otherwise disclosed herein.

OTHER MATTERS

Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual General and Special Meeting. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgement of the person or persons voting the proxy.


ADDITIONAL INFORMATION

Additional documents, including copies of the Renewal Annual Information
Form (including any documents incorporated by reference therein) of the Corporation, the Annual Report and the audited consolidated financial statements of the Corporation for its most recently completed financial year, interim financial statements of the Corporation and additional copies of this Information Circular of the Corporation are available upon request from the Corporate Secretary, Newcourt Credit Group Inc., Suite 3500, 181 Bay
Street, P.O. Box 827, Toronto, Ontario  M5J 2T3.

DIRECTORS' APPROVAL

The foregoing contains no untrue statements of material fact and does not permit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

The contents and the sending of this Information Circular have been approved by the Board of Directors of the Corporation.

DATED as of February 4, 1998.

David F. Banks
Chairman

APPENDIX A

RESOLUTION OF THE SHAREHOLDERS OF
NEWCOURT CREDIT GROUP INC.


Amendment to the Stock Option Plan

BE IT RESOLVED THAT:

1. the amendment to the Stock Option Plan described under the heading "Amendment to the Stock Option Plan" in the Management Information Circular dated February 4, 1998 be and is hereby approved;

2. the Corporation be and is hereby authorized to make such further amendments to the Stock Option Plan as may be required by The Toronto Stock Exchange, Montreal Exchange and the New York Stock Exchange (collectively, the "Exchanges") as a condition to the granting by such Exchanges of approval to the amendment to the Stock Option Plan; and

3. any one officer or director of the Corporation be and is hereby authorized for and on behalf of and in the name of the Corporation, to do all such acts and things and to execute and deliver, whether under the corporate seal of the Corporation or otherwise, all such documents, instruments and writings as in his sole discretion are necessary or desirable to give effect to this resolution.

 NEWCOURT CREDIT GROUP INC.
NOTICE OF ANNUAL GENERAL AND
SPECIAL MEETING OF SHAREHOLDERS

Notice is hereby given that the Annual General and Special Meeting of Shareholders (the "Meeting") of
Newcourt Credit Group Inc. (the "Corporation") will be held at The Design Exchange, 234 Bay Street, Toronto,
Ontario, on Wednesday, March 25, 1998 at 10:00 a.m.
(Toronto time) for the following purposes:

1. to receive the consolidated financial
2. statements of the Corporation for the year
3. ended December 31, 1997 and the Auditors'
4. Report thereon;
5. to elect Directors for the ensuing year;
6. to re-appoint the Auditors of the Corporation
7. and to authorize the Directors to fix the
8. remuneration of the Auditors;
9. to consider and, if deemed advisable, to
10. pass, with or without variation, a
11. resolution, the text of which is set out in
12. Appendix "A" to the accompanying Management
13. Information Circular dated as of
14. February 4, 1998, authorizing an amendment to
15. the Corporation's Stock Option Plan to
16. increase the maximum aggregate number of
17. Common Shares of the Corporation issuable
18. upon exercise of options granted thereunder,
19. as more particularly described in such
20. Management Information Circular;
21. to transact such other business as may be
22. properly brought before the Meeting or any
23. adjournment thereof.

The specific details of the foregoing matters to be put before the Meeting are set forth in the Management
Information Circular dated as of February 4, 1998 accompanying this Notice. A copy of the audited consolidated financial statements for the year ended
December 31, 1997 accompanies this Notice.

Shareholders of the Corporation who are unable to attend the Meeting in person are requested to date and sign the enclosed form of proxy and return it in the envelope provided to the Corporation's transfer agent, Montreal
Trust Company of Canada, at 151 Front Street West, Stock
Transfer Department, 8th Floor, Toronto, Ontario, M5J
2N1. In order to be valid and acted upon at the Meeting, forms of proxy must be returned to Montreal
Trust Company of Canada at the address shown on the envelope, or to the attention of the Corporate Secretary at the registered office of the Corporation, Suite 3500, BCE Place, 181 Bay Street, P.O. Box 827, Toronto,
Ontario, M5J 2T3, not less than 48 hours before the time fixed for holding the Meeting or any adjournment thereof.

A shareholder of record as of 5:00 p.m. (Toronto time) on February 16, 1998, unless the shareholder has transferred any Common Shares subsequent to that date and the transferee shareholder, no later than ten (10) days before the Meeting, establishes his, her or its ownership to the Common Shares and requests his, her or its name to be included on the list of shareholders prepared for the Meeting, will be entitled to vote the Common Shares registered in his, her or its name at the Meeting.

DATED at Toronto, Ontario on February 4, 1998.
BY ORDER OF THE BOARD OF DIRECTORS
David F. Banks
Chairman

NEWCOURT CREDIT GROUP INC.

Instrument of Proxy for the
Annual General and Special Meeting of Shareholders
March 25, 1998


The undersigned shareholder of Newcourt Credit Group
Inc. (the "Corporation") hereby appoints JOHN P.
STEVENSON, or failing him, DAVID F. BANKS, or failing him, DAVID J. SHARPLESS, or instead of any of the foregoing _______________________________ as proxyholder of the undersigned, with full power of substitution, to attend, vote and act for and on behalf of the undersigned at the Annual General and Special Meeting of Shareholders of the Corporation to be held on March 25, 1998, and at any adjournment thereof (the "Meeting"), and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting, with authority to vote at the proxyholder's discretion on amendments or variations to matters identified in the Notice of Meeting or such other matters as may properly be brought before the Meeting, except as otherwise specified below. Without limiting the general power hereby conferred, the undersigned hereby directs the proxyholder to vote the Common Shares of the Corporation represented by this proxy in the following manner:


1. VOTE ________ OR WITHHOLD FROM VOTING ________ (or,
2. if not specified, VOTE) for the election of the
3. persons nominated as directors listed in the
4. Management Information Circular dated as of
5. February 4, 1998.

6. VOTE ________ OR WITHHOLD FROM VOTING _________
7. (or, if not specified, VOTE) for the re-appointment
8.  of Ernst & Young, Chartered Accountants, as
9. auditors of the Corporation and authorizing the
10. directors to fix the auditors' remuneration.
11. VOTE FOR ________ OR VOTE AGAINST _________ (or if
12. not specified, VOTE FOR) the resolution set out in
13. Appendix "A" to the Management Information Circular
14. dated as of February 4, 1998 authorizing the
15. amendment to the Articles of Incorporation of the
16. Corporation changing the name of the Corporation.

17. VOTE FOR ________ OR VOTE AGAINST _________ (or if
18. not specified, VOTE FOR) the resolution set out in
19. Appendix "B" to the Management Information Circular
20. dated as of February 4, 1998 authorizing the
21. amendment to the Stock Option Plan of the
22. Corporation increasing the maximum aggregate number
23. of Common Shares issuable thereunder.

This proxy is solicited on behalf of the management of the Corporation. Each shareholder has the right to appoint a person other than the management nominees specified above to attend and act on his, her or its behalf at the Meeting. Such right may be exercised by inserting the name of the person to be appointed in the space provided, or by completing another proper form of proxy and, in either case, depositing the form of proxy not less than 48 hours preceding the time of the Meeting at the office of Montreal Trust Company of Canada, Stock
Transfer Department, 151 Front Street West, 8th Floor,
Toronto, Ontario, M5J 2N1; or to the attention of the Corporate Secretary at the registered office of the Corporation, Suite 3500, BCE Place, 181 Bay Street,
P.O. Box 827, Toronto, Ontario, M5J 2T3.

The undersigned hereby revokes any prior proxies.

DATED this __________ day of _________________________,
1998.

____________________
Signature of
shareholder

____________________
Name of shareholder (Please
Print)

The signature of the
shareholder on this Proxy
must be exactly the same as
the name in which the Common
Shares are registered.

If this Proxy is not dated
in the space provided, it
shall be deemed to bear the
date on which it was mailed
to the Corporation.

This Proxy must be executed
by the shareholder or an
attorney authorized in
writing or, if the
shareholder is a
corporation, under its
corporate seal or by an
officer or attorney thereof
duly authorized.




Over page

151 Front Street West, Toronto, Ontario M5J 2N1
Tel.: (416) 981-9500 Fax: (416) 981-9800

February 23, 1998

To:	Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
The Office of the Administrator of Securities, New Brunswick
Securities Commission of Newfoundland
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Commission des valeurs mobiliores du Quebec
Nova Scotia Securities Commission
Saskatchewan Securities Commission
Securities Registry,  Government of the Northwest Territories
Registrar of Securities, Government of the Yukon Territory
Montreal Exchange
The Toronto Stock Exchange
The New York Stock Exchange

Dear Sir/Madam:

Subject:	Newcourt Credit Group Inc.

We confirm that the following material was sent by pre-paid mail on February 20, 1998, to the registered shareholders of Common shares of the subject Corporation:

1.	Notice of Annual General and Special Meeting of
Shareholders/Management Information Circular
2.	Proxy
3.	Consolidated Financial Statements - December 31, 1997
4.	Return Envelope

We further confirm that copies of the above mentioned material, together with Supplemental Mail List cards, were sent by courier on February 20, 1998, to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Policy Statement No. 41 regarding shareholder communications.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

Charmaine Mullings
Assistant Account Manager
Stock Transfer Services
(416)981-9522(416)981-9800 Fax

c.c.  John Stevenson